Exhibit 99.1

Joint Press Release

Kohlberg to Acquire Steinway Musical Instruments

Stockholders to Receive $35.00 per Share

WALTHAM, MA — July 1, 2013 — Steinway Musical Instruments, Inc. (the “Company”) (NYSE: LVB), a global leader in the design, manufacture, marketing and distribution of high quality musical instruments, today announced that it has entered into a definitive agreement to be acquired by an affiliate of Kohlberg & Company (“Kohlberg”), a global private equity investment firm, in a transaction valued at approximately $438 million. Upon the completion of the transaction, the Company will become a privately held company.

Under the terms of the agreement, an affiliate of Kohlberg will commence a tender offer to acquire all of the outstanding shares of the Company’s common stock for $35.00 per share in cash, representing a premium of 33% based on the average closing price of the Company’s common shares during the 90 trading days ended June 28, 2013, and 45% based on the average closing price during the 52-week period ended June 28, 2013. The board of directors of the Company unanimously recommends that the Company’s stockholders tender their shares in the tender offer.

“Our agreement with Kohlberg represents an exceptional valuation for our shareholders, while also representing an important next step in the growth of Steinway,” said Michael Sweeney, Chairman and interim CEO of the Company. “Kohlberg has long been one of America’s premier private investment firms. We are delighted that they recognize the bright future for Steinway as well as value our great heritage. We look forward to this partnership as we continue our mission of making the world’s finest musical instruments without compromise.”

Kohlberg Partner Christopher Anderson commented, “For over 160 years, Steinway’s skilled manufacturing artisans have been crafting the world’s finest musical instruments to perform with unequalled touch and tone. We feel fortunate to be selected to partner with Steinway and further its commitment to serving its artists and customers worldwide by producing the finest pianos and musical instruments available. Kohlberg’s long history of collaboration to grow and expand some of the world’s leading consumer brands makes us an ideal partner for Steinway to accelerate its global expansion, while ensuring the artisanal manufacturing processes that make the Company’s products unique are preserved, celebrated and treasured.”

The agreement provides for a 45-day “go-shop” period during which time the Company may solicit alternative proposals to the transaction with Kohlberg including by way of waiving any existing “standstill” agreements. Any shares not tendered in the offer will be acquired in a second-step merger at the same cash price as paid in the tender offer. Closing of the tender offer is conditioned upon customary closing conditions, including the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act and receipt of German antitrust approvals. The transaction is expected to close in the third quarter of 2013.

Allen & Company LLC is serving as financial advisor to the Company in this transaction. Skadden, Arps, Slate, Meagher & Flom LLP and Gibson, Dunn & Crutcher LLP are acting as legal advisors to the Company. Ropes & Gray LLP is acting as Kohlberg’s legal advisor.

About Steinway Musical Instruments, Inc.

Steinway Musical Instruments, Inc., through its Steinway and Conn-Selmer divisions, is a global leader in the design, manufacture, marketing and distribution of high quality musical instruments. These products include Bach Stradivarius trumpets, Selmer Paris saxophones, C.G. Conn French horns, Leblanc clarinets, King trombones, Ludwig snare drums and Steinway & Sons pianos. Through its online music retailer, ArkivMusic, the Company also produces and distributes classical music recordings. For more information about Steinway Musical Instruments, Inc. please visit the Company’s website at www.steinwaymusical.com.

About Kohlberg & Company

Kohlberg & Company, L.L.C. (“Kohlberg”) is a leading private equity firm headquartered in Mount Kisco, New York. Since its inception in 1987, Kohlberg has completed 60 platform investments and more than 100 add-on acquisitions, with aggregate transaction value in excess of $9 billion. Kohlberg has invested over $3 billion of equity capital over its history and is currently investing its seventh private equity fund, Kohlberg Investors VII. For more information, visit www.kohlberg.com.

Additional Information and Where to Find It

The tender offer for the outstanding common stock of the Company referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock will be made pursuant to an offer to purchase and related materials that Kohlberg intends to file with the Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, Kohlberg will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. The Tender Offer Statement (including an Offer to Purchase, a related Letter of Transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials will be sent free of charge to all stockholders of the Company when available. In addition, all of these materials (and all other materials filed by the Company with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.

Cautionary Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements with respect to the tender offer and related transactions, including the benefits expected from the acquisition and the expected timing of the completion of the transaction. When used in this press release, the words “can,” “will,” “intends,” “expects,” “is expected,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including uncertainties regarding the timing of the closing of the transaction, uncertainties as to the number of stockholders of the Company who may tender their stock in the tender offer, the possibility that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, and general economic and business conditions. The Company does not assume any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Factors that could cause actual results of the tender offer to differ materially include the following: the risk of failing to obtain any regulatory approvals or satisfy conditions to the transaction, the risk that Kohlberg is unable to obtain adequate financing, the risk that the transaction will not close or that closing will be delayed, the risk that the Company’s businesses will suffer due to uncertainty related to the transaction, the competitive environment in our industry and competitive responses to the transaction as well as risk factors set forth above. Further information on factors that could affect the Company’s financial results is provided in documents filed by the Company with the SEC, including the Company’s recent filings on Form 10-Q and Form 10-K.

Company Contact:	Investor Relations Contact:
Julie A. Theriault	Harriet Fried/Jody Burfening
Steinway Musical Instruments, Inc.	LHA
(781) 894-9770	(212) 838-3777
ir@steinwaymusical.com	hfried@lhai.com